UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. dated February 7, 2017: Dryships Inc. Reports Financial And Operating Results For The Fourth Quarter 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: February 8, 2017	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FOURTH QUARTER 2016

February 7, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, a diversified owner of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended December 31, 2016.

Updated Key Information as of February 7, 2017:

-

Cash and cash equivalents about $243.0 million, (or $6.70 per share)

-

Book value of Vessels, net about $95.3 million

-

3rd Party Loans about $16.5 million

-

Sifnos Loan Facility balance about $142.9 million

-

Sifnos Loan available liquidity about $57.1 million

-

Number of Shares Outstanding  36,253,866

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are pleased to have put 2016 behind us. Having now restored our balance sheet and successfully raised over $300 million in new equity in the last 12 months, DryShips is in a unique position to opportunistically acquire vessels at prices close to historic lows.”

Fleet List

The table below describes our fleet profile as of February 7, 2017:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Panamax:
Raraka	2012	76,037	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Mendocino	2002	76,623	Panamax	Spot	N/A	N/A
Bargara	2002	74,832	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	PSV	Laid up	N/A	N/A
Vega Corona	2012	1,430	PSV	Idle	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,393	OSRV	Laid up	N/A	N/A
Vega Jaanca	2012	1,393	OSRV	T/C	Jul.-17	Jul.-21
Vega Emtoli	2012	1,363	OSRV	T/C	May-17	May-21
Jubilee	2012	1,317	OSRV	Laid up	N/A	N/A

Gas Carrier fleet

Newbuildings:		CBM
Very Large Gas Carrier (1)	2017	78,700	VLGC	$30,000	Jun.-22	Jun.-25

(1) Expected to be delivered during June 2017.

Drybulk Carrier Segment Summary Operating Data(unaudited)

(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016
Average number of vessels(1)	26.5	15.2	35.8	19.4
Total voyage days for vessels(2)	2,341	1,221	12,562	6,404
Total calendar days for vessels(3)	2,434	1,394	13,060	7,116
Fleet utilization(4)	96.2%	87.6%	96.2%	90.0%
Time charter equivalent(5)	$5,097	$5,444	$9,171	$3,658
Vessel operating expenses (daily)(6)	$6,528	$4,772	$6,715	$4,826

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking and laid-up days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days and laid-up days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

(7) Does not include accrual for the provision of the purchase options and write off in overdue receivables under certain time charter agreements.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016
Voyage revenues(7)	$15,660	$8,745	$138,828	$30,777
Voyage expenses	(3,729)	(2,098)	(23,619)	(7,349)
Time charter equivalent revenues	$11,931	$6,647	$115,209	$23,428
Total voyage days for fleet	2,341	1,221	12,562	6,404
Time charter equivalent TCE	$5,097	$5,444	$9,171	$3,658

DryShips Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

REVENUES:
Voyage revenues	$23,766	$12,844	$244,020	$51,934
Revenues from drilling contracts	-	-	725,805	-
	23,766	12,844	969,825	51,934

EXPENSES:
Voyage expenses	4,385	2,461	65,286	9,209
Vessel operating expenses	20,271	9,009	111,451	45,563
Drilling units operating expenses	-	-	259,623	-
Depreciation and amortization	672	871	227,652	3,466
Vessels impairment, (gain)/loss on sales and other	119,054	64,507	1,085,357	106,343
Goodwill impairment charge	-	7,002	-	7,002
General and administrative expenses	14,814	14,333	104,912	39,708
Other, net	(145)	1,014	(2,948)	(258)

Operating loss	(135,285)	(86,353)	(881,508)	(159,099)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(3,020)	(1,713)	(171,605)	(8,776)
Gain on debt restructuring	-	10,465	-	10,477
(Gain)/loss on interest rate swaps	718	-	(11,601)	403
Other, net	(2,617)	102	(9,275)	(199)
Income taxes	(188)	(17)	(37,119)	(38)
Total other income/(expenses), net	(5,107)	8,837	(229,600)	1,867

Net loss	(140,392)	(77,516)	(1,111,108)	(157,232)

Loss due to deconsolidation of Ocean Rig	-	-	(1,347,106)	-
Equity in losses of Ocean Rig	(387,281)	-	(349,872)	(41,454)
Net (income)/loss attributable to Non controlling interests	54	-	(38,975)	-

Net loss attributable to DryShips Inc.	$(527,619)	$(77,516)	$(2,847,061)	$(198,686)

Net loss attributable to DryShips Inc. common stockholders	(527,619)	(84,607)	(2,847,631)	(206,381)
Loss per common share, basic and diluted (1)(2)	$(9,518.31)	$(54.16)	$(51,389.22)	$(464.76)
Weighted average number of shares, basic and diluted (1) (2)	55,432	1,562,258	55,413	444,056

(1)Shares and per share data for 2015 give effect to a cumulative 1-for-1,500 reverse stock split.

(2)Shares and per share data give effect to the 1-for -8 reverse stock split, approved on January 18, 2017, which became effective on January 23, 2017.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2015	December 31, 2016

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$15,026	$76,774
Assets held for sale	216,026	-
Other current assets	38,015	19,906
Vessels, net	96,428	95,550
Investment in affiliate	91,410	-
Other non-current assets	19,147	1,500
Total assets	476,052	193,730

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	236,942	133,428
Liabilities held for sale	104,366	-
Total other liabilities	13,332	10,528
Total stockholders’ equity	121,412	49,774
Total liabilities and stockholders’ equity	$476,052	$193,730

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, goodwill, vessel and investment impairments and certain other non-cash items as described below, dry-dockings, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2016

Net loss attributable to Dryships Inc	$(527,619)	$(77,516)	$(2,847,061)	$(198,686)

Add: Net interest expense	3,020	1,713	171,605	8,776
Add: Depreciation and amortization	672	871	227,652	3,466
Add: Dry-dockings and class survey costs	3,393	-	23,686	181
Add: Impairments losses, (gain)/loss on sales and other	119,054	64,507	1,108,587	106,343
Add: Goodwill impairment charge	-	7,002	-	7,002
Add: Loss due to deconsolidation of Ocean Rig	-	-	1,347,106	-
Add: Gain on debt restructuring	-	(10,465)	-	(10,477)
Add: Income taxes	188	17	37,119	38
Add: (Gain)/Loss on interest rate swaps	(718)	-	11,601	(403)
Add: Equity in losses of affiliate	387,281	-	349,872	41,454
Add: Net income/(loss) attributable to Non controlling interests	(54)	-	38,975	-
Adjusted EBITDA	$(14,783)	$(13,871)	$469,142	$(42,306)

About DryShips Inc.

DryShips Inc. is a diversified owner of ocean going cargo vessels that operate worldwide.  The Company owns a fleet of 13 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, 1 Very Large Gas Carrier newbuilding and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com